UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
 (Title of Class of Securities)

16945L107
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Schedule 13D”), by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick (the “Reporting Persons”) relating to ordinary shares in the form of American Depositary Shares (“ADSs”) issued by ChinaEDU Corporation (the “Issuer”), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People’s Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below:

The Reporting Persons purchased ADSs from time-to-time between August 8, 2008 and March 1, 2011. At the time of such purchases, the Reporting Persons believed the ADSs were undervalued and represented an attractive investment opportunity.  The purchases of the ADSs were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

The Reporting Persons believe the ADSs are significantly undervalued and have now determined to evaluate measures aimed at enhancing shareholder value for the benefit of all of the Issuer’s shareholders.  In connection with this process, from time-to-time, representatives of the Reporting Persons have had conversations with the Issuer's management, including the Chief Executive Officer, as well as other significant shareholders of the Issuer.  Discussions to date have related primarily to the business and operations, financial performance, capital structure and valuation of the Issuer. In addition, on May 23, 2011 the Reporting Persons sent to the board of directors of the Issuer a letter requesting the board to form a non-executive committee to engage advisors and explore measures to deliver value and liquidity to the shareholders of the Issuer, including, without limitation, the sale of the Issuer, the outright sale or sale-leaseback of the Issuer’s real estate holdings and payment of an extraordinary dividend funded with the excess cash on the Issuer’s balance sheet and proceeds of such real estate transaction. In such letter the Reporting Persons also specifically requested the opportunity to discuss the foregoing matters with the Issuer’s board of directors.  A copy of such letter is attached hereto as Exhibit 99.1.

The Reporting Persons may take such additional actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with the Issuer’s management and board of directors, conversations with other shareholders or industry participants, and engaging investment bankers or other advisors.  Discussions may include, without limitation, proposals to the Issuer, other shareholders or industry participants concerning changes to the capitalization, ownership structure, board composition, or operations of the Issuer (including, for example, taking the company private, the sale of non-core assets, or payment of one or more extraordinary dividends).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

99.1	Letter, dated May 23, 2011, from the Reporting Persons to the board of directors of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 23, 2011	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of May 23, 2011	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of May 23, 2011	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of May 23, 2011	/s/ Trent Stedman
Trent Stedman

Dated as of May 23, 2011	/s/ Thomas Patrick
Trent Stedman, Authorized Signatory for Thomas Patrick*

* Pursuant to Power of Attorney previously filed.